UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                         SEC File Number 1-13627
                                                          CUSIP Number G04074103

                           NOTIFICATION OF LATE FILING

                                  (Check one):

|_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR |_| Form N-CSR

                      For Period Ended: September 30, 2004

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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PART I - Registrant Information
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Full Name of Registrant: APEX SILVER MINES LIMITED

Address of Principal Executive Office (Street and Number):

      Walker House
      Mary Street

City, State and Zip Code:

      George Town, Grand Cayman
      Cayman Islands, British West Indies

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PART II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense
and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |X|

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual or semiannual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - Narrative
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State in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or
N-SAR or portion thereof could not be filed within the prescribed time period.

      Effective in the period ended September 30, 2004, the Company has decided to adopt Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("FAS 123") and commence expensing the value of stock-based employee compensation. Previously, the Company accounted for stock-based employee compensation using the recognition and measurement principles of APB Opinion No. 25 Accounting for Stock Issued to Employees. In addition, the Company took actions during the quarter resulting in the extension of stock options and restricted stock awards of certain directors of the Company, as previously disclosed in its Form 8-K filed with the SEC on October 6, 2004.

      Because of the adoption of FAS 123, it has been necessary for the Company to prepare for inclusion in its Form 10-Q significant additional disclosure and calculations analyzing the effect of this change in accounting policy. Due to the complexity of the analysis and related calculations and disclosure, resulting in part from the option and stock award extensions referenced above, the Company has been unable to complete its financial statements in sufficient time.
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PART IV - Other Information
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      (1)   Name and telephone number of person to contact in regard to this notification.

            (Name)            (Area Code)      (Telephone No.)
            Mark Lettes          (303)            830-5060

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer no, identify report(s).

                    |X|   Yes          |_|   No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    |X|   Yes          |_|   No

      As a result of its adoption of FAS 123, the Company will expense the cost of total stock based compensation as valued under the FAS 123 fair value recognition provisions. The Company expects this change to increase materially its loss for the three months and nine months ended September 30, 2004, compared to its loss for the three months and nine months ended September 30, 2003.

                            Apex Silver Mines Limited
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 9, 2004                   By: /s/ Mark A. Lettes
                                             -----------------------------------
                                             Name: Mark A. Lettes
                                             Title:   Chief Financial Officer

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